OPTION AGREEMENT

1.

PARTIES:

This Option Agreement ("this Agreement"), dated December 14, 2001 is between:

1.1

TANZAM 2000 LIMITED (hereinafter referred to as "the OWNER"), incorporated in the United Republic of Tanzania and having an office at 8th Floor, PPF House, Samora Avenue/Morogoro Road, Dar es Salaam, and

1.2

BARRICK EXPLORATION AFRICA LIMITED (hereinafter referred to as "BEAL"), incorporated in the United Republic of Tanzania and having an office at 2nd Floor, International House, Garden Avenue, Dar es Salaam.

2.

NATURE OF MINERAL RIGHTS

2.1

The OWNER is the holder of, or has agreements with the holders of ("Underlying Agreements", as further defined herein), certain mineral rights granted under the Prospecting Licences identified in Exhibit A issued by the Government under, or pending re-issuance under, the Mining Act, 1998 (the "Prospecting Licences", as further defined herein). The Prospecting Licences, subject to the Underlying Agreements, give the OWNER the exclusive right to prospect for metalliferous and certain other minerals within the areas covered by the Prospecting Licences.

2.2

BEAL wishes to hold an option to acquire the total rights, titles, and interests in the Prospecting Licences held by the OWNER, including all of the OWNER's rights, titles, and interests in and under the Underlying Agreements as to the Prospecting Licences, and the OWNER is willing to grant such option to BEAL in accordance with the terms hereof.

2.3

The OWNER and BEAL have entered into a Memorandum of Understanding dated June 15, 2001 ("Memorandum") as to the Prospecting Licences, and desire that such Memorandum be superseded by this Agreement.

3.

DEFINITIONS AND TERMINOLOGY

In this Agreement, unless the context otherwise indicates, the following terms and expressions shall bear the meanings assigned to them:

"Affilliate": any person or entity that controls, is controlled by, or is under common control with a Party. For purposes of the preceding sentence, the word "control" shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust, or otherwise.

"this Agreement": this Option Agreement, as it may be amended or modified from time to time, and all exhibits to it.

"Anniversary Year": the annual period between Commencement Date and the first anniversary of the Commencement Date and each annual period thereafter between an anniversary of the Commencement Date and the next anniversary of the Commencement Date.

“Applications": the pending applications identified in Exhibit A pursuant to which certain Original Owners have applied to the Minister for the conversion of previously existing prospecting licences into prospecting licences governed by the Mining Act, 1998.

"BEAL": Barrick Exploration Africa Limited and its successors and assigns as to this Agreement.

"Commercial Production Date": the first day of the calendar month following the first calendar month when the average daily production of Mineral Products to be shipped from the site of a mine and ore treatment facilities constructed by or on behalf of BEAL or its Affiliates on the Properties reaches 70% of the average daily production that is expected in accordance with the design capacity of such mine and related treatment facilities. For example, if a mine and related treatment facilities are designed to produce 1,000 ounces of dore gold per day, then the Commercial Production Date would occur on the first day of the month following the month when the average daily production of such dore gold reaches 700 ounces. If due to economic considerations BEAL elects to use pre-existing ore treatment facilities constructed by BEAL or its Affiliates to process ores recovered from a mine on the Properties, the Commercial Production Date will be the day of first throughput of such ores at such facilities.

"Commencement Date": the date set forth in the heading of this Agreement.

"Encumbrance" or "Encumbrances": mortgages, charges, deeds of trust, security interests, pledges, liens, royalties, overriding royalty interests, preferential purchase rights, or other encumbrances or burdens of any nature whether imposed by contract or operation of law.

"Expenditures": all operating and capital costs incurred by BEAL or its Affiliates in connection with the exploration, evaluation, development, and maintenance of the Properties, which shall include, but not be limited to, all expenses incurred by BEAL or its Affiliates in maintaining and exercising rights under the Prospecting Licences and the Underlying Agreements and exploring and evaluating the Properties, including without limitation, payments to the Government required to maintain the Prospecting Licences, payments to the Original Owners required to maintain the Underlying Agreements, costs of preparing and filing reports to the Minister as required under the Prospecting Licences, salaries, wages and benefits of employees of BEAL or its Affiliates in respect of work performed on the project, costs of equipment and supplies, payments to contractors, governmental fees and taxes (except income taxes), costs of obtaining permits and complying with environmental requirements, costs of feasibility and engineering studies and evaluations, costs incurred in acquiring and maintaining necessary related property rights and agreements, costs of other related activities and operations, and a charge of 10% of the costs set forth above to cover general and administrative overhead costs incurred by BEAL and its Affiliates. Charges by contractors or other third parties shall be credited as Expenditures on the basis of actual payments made by BEAL. Charges for wages and benefits of employees of BEAL or its Affiliates in respect of work performed on the project shall be apportioned based upon the percentage of total work performed by such employees during the relevant period that is represented by work on the project. Charges for equipment and facilities owned by BEAL or its Affiliates used for the project shall not exceed commercial rates available from third party providers of similar equipment or facilities.

"Government": the United Republic of Tanzania.

"Held Prospecting Licences":  Prospecting Licences held directly by the OWNER or BEAL.

"Minerals": the base and/or precious metals or industrial minerals or any mineral matter being the subject of the Prospecting Licences and any mining licences issued in respect thereof.

"Mineral Products": marketable products produced after the extraction and treatment of ores or other Mineral bearing substances produced from a mine on the Properties.

"Mining Act, 1998": Act No.5 of 1998 passed by the National Assembly of the Government on the 23rd day of April, 1998, as amended.

"Minister": Minister of Energy and Minerals of the Government.

"Net Smelter Returns": is defined in Exhibit C.

"Option": the exclusive option granted to BEAL in clause 5.2 to acquire the totality of the OWNER's direct and indirect rights, titles, and interests in and to the Prospecting Licences.

"Option Period": the time period beginning on the Commencement Date and ending at 5 :00 P.M. in Dar es Salaam on the twentieth anniversary of the Commencement Date.

"Original Owners": the parties other than the OWNER to the Underlying Agreements

"the OWNER": Tanzam 2000 Limited and its successors and assigns as to this Agreement.

"Parties": the OWNER and BEAL.

"Party": the OWNER or BEAL.

"Production Decision": a decision by the Board of Directors of BEAL, or of the parent company of BEAL, to construct a mine and related facilities for the production of Mineral Products at a location anywhere on the Properties.

"Properties": the land areas described in and covered by any Prospecting Licences that remain subject to this Agreement.

"Prospecting Licences": the Prospecting Licences described in Exhibit A, including Held Prospecting Licences and Untransferred Prospecting Licences, and renewals and conversions thereof, and any prospecting licences, retention licences, or mining licences issued in replacement or substitution of such Prospecting Licences.

"Relinquished Prospecting Licence": is defined in clause 6.2.

"Retained Prospecting Licence": is defined in clause 6.2.

"Retention Notice": is defined in clause 6.2.

"Royalty": is defined in clause 7.2.

"Transfer": means a transfer of a Prospecting Licence from the holder thereof to another party. For purposes of this Agreement, a Transfer shall be deemed to have been made when a transfer document in customary form has been either delivered from the transferor to the transferor or deposited with the Minister.

"Underlying Agreements": means the agreements between the OWNER and the Original Owners identified in Exhibit A under which the OWNER holds an interest in the Prospecting Licences covered thereby.

"Untransferred Prospecting Licences": Prospecting licences that are subject to Underlying Agreements but have not been transferred to the OWNER or BEAL by the Original Owner, including Prospecting licences as to which Applications have been filed and the new prospecting licences to be issued after such Applications have been approved by the Minister.

4.

INTERPRETATION

4.1

In this Agreement, the headings to the clauses shall be deemed to have been included for the purpose of convenience only and shall not govern the interpretation hereof.

4.2

In this Agreement, unless the context otherwise indicates, the following shall apply:

4.2.1

The singular shall be deemed to include the plural;

4.2.2

A natural person shall be deemed to include a body corporate and vice versa;

4.2.3

When any number of days is prescribed such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the United Republic of Tanzania, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday in the United Republic of Tanzania;

4.2.4

A reference to an enactment shall be a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time; and

4.2.5

References to "clauses" and "Exhibits" refers to clauses and Exhibits of this Agreement unless otherwise specifically stated.

5.

INITIAL PAYMENTS; GRANT OF OPTION; TRANSFER OF LICENCES; REGISTRATIONS

5.1

Upon the execution of this Agreement BEAL shall pay the OWNER the sum of US$100.00.

5.2

Subject to the terms and conditions hereof, the OWNER grants to BEAL the exclusive option ("Option") to acquire the entirety of the OWNER's rights, titles, and interests in and to the Prospecting Licences, whether held directly as Held Prospecting Licences or indirectly under the Underlying Agreements as Untransferred Prospecting Licences. The Option may be exercised by BEAL during the Option Period as provided in clause 6.6.

5.3

5.3.1

The OWNER shall forthwith after this Agreement is signed by the Parties execute and file with the Minister, or deliver to DEAL for filing with the Minister, documentation in form acceptable to DEAL by which the OWNER Transfers the Held Prospecting Licences to DEAL. DEAL shall pay the nominal fees required for filing the Transfers with the Minister.

5.3.2

The OWNER shall forthwith after delivery of a written request by BEAL execute and deliver to BEAL an assignment in the form attached hereto as Exhibits B-1 or B-2, as applicable, of all of the OWNER's interests in the Underlying Agreement or Agreements designated by BEAL in such request. Such requests may be made by BEAL from time to time in respect of any Prospecting Licences that remain subject to this Agreement when the request is made. A separate assignment shall be made in respect of each Prospecting Licence designated by BEAL in such a request. An assignments shall be a partial assignment using the form attached as Exhibit B-2 if the applicable Underlying Agreement relates to a Prospecting Licence or to other prospecting licences in addition to the Prospecting Licence being assigned to BEAL by such assignment. The OWNER in cooperation with BEAL shall obtain consents of the Original Owners to such assignments as indicated in Exhibits B-1 and B-2 unless BEAL at its sole discretion waives the requirement for such consent as to any of such assignments.

5.4

Forthwith upon the request of BEAL, the OWNER shall register, or cause the registration of, all or any portion of the Underlying Agreements and prior assignments thereof or of the Prospecting Licences pursuant to Section 105(1)(a) of the Mining Act, 1998.

6.

MAINTENANCE OF OPTION RIGHTS; EXERCISE OF OPTION.

6.1

In order to retain its Option rights, and not as an obligation, BEAL must incur not less than the cumulative sum of US$250,000 in Expenditures in respect of the Properties during the first Anniversary Year. Such Expenditures may relate to exploration operations by BEAL at any location or locations within the Properties, as determined by BEAL in its sole discretion. If for any reason (other than force majeure) BEAL fails to incur the required cumulative US$250,000 in Expenditures during the first Anniversary Year, BEAL may nonetheless satisfy its obligation by paying the amount of any deficiency to the OWNER. BEAL shall provide a statement of its expenditures to the OWNER within 60 days after the First Anniversary Year ends and may make a payment to the OWNER of any deficiency within 30 days after the end of such 60-day period. If the OWNER objects to the amount of Expenditures claimed by BEAL in its reports of Expenditures pursuant to clause 8.1, then the time periods within which BEAL may pay any deficiency in respect of such Expenditures shall be determined in accordance with clause 8.1.

6.2

On or before the last day of each Anniversary Year until the year when the Option has been exercised pursuant to clause 6.6, BEAL will give notice to the OWNER ("Retention Notice") identifying each Prospecting Licence (among those Prospecting Licences that have not previously been relinquished by BEAL) as to which BEAL elects to maintain its Option ("Retained Prospecting Licence"). Each Prospecting Licence not identified by BEAL in a Retention Notice will no longer be subject to this Agreement ("Relinquished Prospecting Licence"). If BEAL fails to give such notice by the specified date, BEAL shall be deemed to have given the Retention Notice on such specified date and to have elected to maintain its Option as to all remaining Retained Prospecting Licences. BEAL shall re-assign the applicable Relinquished Prospecting Licences to the OWNER as provided in clause 9.4 promptly after giving each Retention Notice.

6.3

After BEAL gives, or is deemed to have given, the Retention Notice, BEAL must, as a condition for holding and retaining its Option, and not as an obligation, make the following payments to the OWNER as to each Retained Prospecting Licence when such payment becomes due until the Option has been exercised pursuant to clause 6.6:

(i)

US$10,000 for each Retained Prospecting Licence identified in the Retention Notice given on or before the last day of the first Anniversary Year payable on such last day.

(ii)

US$20,000 for each Retained Property identified in the Retention Notice given on or before the last day of the second Anniversary Year payable on such last day.

(iii)

US$30,000 for each Retained Property identified in the Retention Notice given on or before the last day of the third Anniversary Year payable on or before such last day.

(iv)

US$40,000 for each Retained Property identified in the Retention Notice given on or before the last day of the fourth Anniversary Year and on or before the last day of each Anniversary Year thereafter, payable on the last day of the fourth Anniversary Year and of each Anniversary Year thereafter, as applicable.

No additional payments otherwise required in accordance with items (i) through (iv) shall be owed by BEAL after the Option is exercised pursuant to clause 6.6.

Payments shall be forwarded to the address for the OWNER designated in clause 18 or to such other for the OWNER as may be established pursuant to clause 18.

6.4

After BEAL gives a Retention Notice, BEAL must, as a condition for holding and retaining its Option, and not as an obligation, incur US$50,000 in Expenditures during each Anniversary Year beginning with the second Anniversary Year and continuing through each Anniversary Year thereafter with respect to each Prospecting Licence that is a Retained Prospecting Licence during such Anniversary Year, provided, however, that no further Expenditures by BEAL shall be required in respect of the Anniversary Year in which the Option is exercised pursuant to clause 6.6 or thereafter. Any Expenditures in excess of the US$50,000 as to any Prospecting Licence during any Anniversary Year (including carry forward credits), except as to the initial US$250,000 in Expenditures required during the first Anniversary Year pursuant to clause 6.1, shall be carried forward as a credit to Expenditures required in respect of such Prospecting Licence in subsequent Anniversary Years. If for any reason (other than force majeure) BEAL fails to incur the required US$50,000 in Expenditures as to any Retained Prospecting Licence during any Anniversary Year (including carry forward credits), BEAL may nonetheless satisfy its obligation by paying the amount of any deficiency to the OWNER. BEAL shall provide a statement of its Expenditures to the OWNER within 60 days after each Anniversary Year ends and may make a payment to the OWNER of any deficiency within 30 days after the end of such 60-day period. If the OWNER objects to the amount of Expenditures claimed by BEAL in its reports of Expenditures pursuant to clause 8.1, then the time periods within which BEAL may pay any deficiency in respect of such Expenditures shall be determined in accordance with clause 8.1.

6.5

The obligations of BEAL to make payments and to incur Expenditures pursuant to clause 6.1, 6.3, and 6.4 are conditions solely for the purpose of maintaining and exercising the Option with respect to the Prospecting Licences directly affected thereby. BEAL shall have no mandatory obligation to make such payments or to incur such Expenditures, and the sole consequence to BEAL for failing to satisfy such obligations is as set forth in clauses 9.2 and 9.3.

6.6

BEAL shall be deemed to have exercised the Option as to all remaining Retained Prospecting Licences when a Production Decision is made with respect to the first mine to be constructed by BEAL at any location on the Properties covered by any Retained Prospecting Licence. Thereafter, all Prospecting Licences that are not relinquished by BEAL pursuant to Article 9 of this Agreement (excepting clauses 9.2 and 9.3 that would then no longer be applicable) shall be deemed to be Retained Prospecting Licences. The Option shall expire if exercise as above provided does not occur prior to expiration of the Option Period.

7.

PAYMENTS UPON PRODUCTION AND NET SMELTER RETURNS ROYALTY.

7.1

Within 30 days after the Commercial Production Date occurs with respect to the first mine constructed by BEAL at any location on the Properties covered by any of the Retained Prospecting Licences, BEAL shall pay the OWNER US$l,000,000. BEAL shall pay the OWNER an additional US$l,000,000 on or before each of the first two anniversaries of such Commercial Production Date for a one-time only total cumulative payment of US$3,000,000. BEAL shall have no obligation to make any such payments to the OWNER in respect of any other mine that BEAL might construct on the Properties covered by any of the Retained Prospecting Licences.

7.2

BEAL shall pay the OWNER a royalty of one and one half percent (1.5%) of Net Smelter Returns (determined as provided in Exhibit C) applicable to Minerals produced by BEAL from the Properties covered by Retained Prospecting Licences ("Royalty"). If the Original Owner retains an interest in a Property covered by a Retained Prospecting Licence pursuant to the applicable Underlying Agreement as of the date when a Production Decision is made with respect to a mine on such Property, then the 1.5% of Net Smelter Returns payable thereafter to the OWNER as to such mine shall be reduced pro rata in proportion to the Original Owner's percentage interest.

8.

REPORTING OBLIGATIONS AND ACCESS TO INFORMATION.

8.1

The amount of Expenditures claimed by BEAL in its reports of Expenditures provided pursuant to clauses 6.1 and 6.4 shall conclusively be deemed accepted by the OWNER unless the OWNER provides to BEAL written notice of objection within 30 days after the OWNER receives such report with a detailed explanation as to the basis for each objection. If BEAL accepts the OWNER's objection in whole or in part, BEAL may within 30 days after BEAL receives the notice of objection pay the accepted amount to the OWNER. If BEAL gives written notice to the OWNER within 30 days after BEAL receives such notice of objection disagreeing with the OWNER's objection in whole or in part, the matter shall be referred to KPMG Peat Marwick, or if such accounting firm is unavailable by another international accounting firm with an office in Dar es Salaam selected by BEAL, acting reasonably, for a determination as to whether the contested Expenditures were properly charged as such pursuant to clauses 6.1 or 6.4. It shall be unreasonable for BEAL to select an accounting firm that is currently providing accounting services for BEAL or any of its Affiliates without the prior consent of the OWNER. The decision of the accounting firm shall be in writing and shall be final and binding upon the Parties. If the accounting firm determines that any of the Expenditures claimed by BEAL were not properly charged, BEAL shall pay such amount to the OWNER within 30 days after the determination is made. The fees of the accounting firm will be paid by BEAL if the accounting firm determines that an overcharge of more than 3% of the total amount of Expenditures claimed by BEAL was made. Otherwise, the fees shall be paid by the OWNER.

8.2

Upon the reasonable request of the OWNER, representatives of the OWNER shall be given access to the Properties during normal business hours during the Option Period at their own risk and expense upon not less than five days written notice to BEAL. Such representatives of the OWNER shall comply with all of BEAL's safety procedures and the visits will be conducted in a manner that will not unreasonably interfere with BEAL's operations. All information provided to such representatives shall be kept strictly confidential and shall not be released to any other party without the express written consent of BEAL.

8.3

BEAL shall deliver copies of quarterly reports submitted by BEAL to the Minister in respect of Retained Prospecting Licences within 30 days after submission. Any failure of BEAL to deliver any such report may be remedied by delivering same to OWNER within 15 days after receiving notice from the OWNER.

9.

RELINQUISHMENT.

9.1

BEAL may at any time, irrespective of the procedure applicable to Relinquished Prospecting Licences pursuant to clause 6.2, elect to relinquish its interest in any Prospecting Licence subject to this Agreement by giving written notice to the OWNER. BEAL shall within 30 days after giving any such notice of relinquishment re-assign all of its interest in the affected Prospecting Licence back to the OWNER pursuant to clause 9.4.

9.2

If BEAL fails to make a payment to the OWNER with respect to a Retained Prospecting Licence by the payment due date as provided in clause 6.3, then the OWNER may give notice of default to BEAL. If BEAL fails to cure the default within 60 days after receipt of such notice from the OWNER, such Prospecting Licence shall be deemed to be a Relinquished Prospecting Licence and BEAL shall within 15 days after such failure re-assign all of its interest in the affected Retained Prospecting Licence back to the OWNER pursuant to clause 9.4.

9.3

If BEAL fails to incur the required Expenditures in respect of a Prospecting Licence pursuant to clause 6.1 or 6.4 and thereafter fails to make a payment to the OWNER in the amount of the deficiency within the periods provided in clauses 6.1 or 6.4, which periods shall include those provided for in clause 8.1 in the event the OWNER objects to any Expenditures claimed by BEAL pursuant to clause 8.1, then the OWNER may give notice of default to BEAL. If BEAL fails to cure the default by making the deficiency payment within 60 days after receipt of such notice from the OWNER, such Prospecting Licence shall be deemed to be a Relinquished Prospecting Licence and BEAL shall within 15 days after such failure re-assign all of its interest in the affected Prospecting Licence back to the OWNER pursuant to clause 9.4.

9.4

BEAL shall within 30 days thereafter take such actions as may be necessary to re- assign any Prospecting Licence relinquished, or deemed to have been relinquished, by BEAL pursuant to clauses 9.1, 9.2 or 9.3 to the OWNER for no additional consideration. Such re-assignment shall be in the form of a Transfer to the OWNER of any of the applicable Prospecting Licences that are Held Prospecting Licences and an assignment to the OWNER of BEAL's interest in any Underlying Agreement that is applicable to the relinquished Prospecting Licence irrespective of whether it is a Held Prospecting Licence or an Untransferred Prospecting Licence. BEAL shall pay the required mineral transfer fee and shall be required to obtain any required Government approvals of any Transfers to the OWNER if and to the extent it is within its power legally to do so. BEAL may give notice to the applicable Original Owner of any re-assignment to the OWNER of an Underlying Agreement.

9.5

BEAL shall, subject to applicable legal requirements, within 90 days after relinquishment occurs pursuant to clauses 9.1, 9.2, or 9.3, deliver to the OWNER all documents, maps, and data delivered to BEAL by the OWNER and all raw data, including assays and geochemical analyses but excluding interpretative materials, gathered by BEAL, in respect of the relinquished Prospecting Licence. BEAL shall also make available for pickup by the OWNER all drill cores and samples obtained by BEAL except those portions consumed in assaying, metallurgical testing, or geologic studies. BEAL shall have no liability to the OWNER or any third party for lack of availability or poor condition of any such cores or samples or for any deficiencies in the accuracy, reliability, or completeness of any data or cores and samples furnished to the OWNER. The OWNER shall assume all risks stemming from reliance upon such data and cores and samples by the OWNER or third parties after disclosure thereof by BEAL or its Affiliates and shall indemnify and hold BEAL and such Affiliates, and their respective officers, directors, employees, and agents harmless as to any claims made by third parties in respect of such data or cores and samples.

9.6

Except as provided in clauses 9.4 and 9.5, but subject to compliance with its obligations pursuant to clauses 10.1, 10.2, and 10.3 until a reassignment is made pursuant to clause 9.4, BEAL shall have no further obligations hereunder with respect to a Prospecting Licence or a related Underlying Agreement after it has been relinquished pursuant to clauses 9.1, 9.2, or 9.3. BEAL shall not acquire any prospecting licences for metalliferous minerals that cover any portion of the Properties covered by a Prospecting Licence relinquished pursuant to clauses 9.1, 9.2, or 9.3 for a period of one year after such relinquishment occurs without the prior written consent of the OWNER.

10.

PERMITS AND AUTHORISATIONS; MAINTENANCE OF PROSPECTING LICENCES; LICENCES FOR DIAMONDS AND GEMSTONES.

10.1

BEAL shall have the right to enter upon and to conduct exploration and mining operations upon the Properties, subject to the provisions of this Agreement. If and to the extent required as to any of the Properties, this Agreement shall serve as the OWNER's written consent to BEAL to obtain in BEAL's name, or in the name of an Affiliate of BEAL, such prospecting permits or other authority as may by law be required to permit it or its nominee to prospect on the Properties. BEAL shall indemnify the OWNER against liability arising from such BEAL's operations on the Properties unless such liability is caused in whole or in part by the actions or inactions of the OWNER.

10.2

Beginning on the Commencement Date, BEAL shall be responsible for making all payments and for performing all other obligations required to maintain the Prospecting Licences in good standing. Beginning on the Commencement Date, BEAL shall be responsible for satisfying payment obligations required under the Underlying Agreements with Tamo Geo-Consult Limited and Sigo Gems Limited. Beginning on the date when an assignment of a Prospecting Licence to BEAL has been made by the OWNER pursuant to clause 5.3.2 and the consent of the Original Owner thereto has been given or waived by BEAL pursuant to clause 5.3.2, BEAL shall be responsible for satisfying other ongoing obligations to the Original Owners in respect of the applicable Underlying Agreement as to such Prospecting Licence. Prior to such date, the OWNER shall not take any action or fail to take any action in respect of any Underlying Agreement that has not been assigned in whole or in part to BEAL that will interfere with or prevent the assignment to BEAL or adversely affect the validity and substance thereof. BEAL's obligations set forth in this clause shall cease as to any Prospecting Licence that remains subject to this Agreement upon the commencement of production from a mine on the lands subject thereto or upon earlier Transfer or re-assignment of such Prospecting Licence to the OWNER pursuant to clause 9.4.

10.3

BEAL shall, in accordance with, and subject to the limitations of, Section 29 of the Mining Act, 1998, apply for, in its own name or in the name of the Original Owner if necessary and BEAL has the legal authority to do so, renewals of any of the Retained Prospecting Licences that will otherwise expire. The OWNER shall cooperate with BEAL if and as necessary to enable BEAL to obtain the renewals. BEAL shall have no liability to the OWNER if through no fault of BEAL such renewals are not granted. If continuation of a Retained Prospecting Licence is dependent upon obtaining a renewal pursuant to Section 29(1)(d) of the Mining Act, 1998, conversion to a retention licence pursuant to Section 34 of the Mining Act, 1998, or conversion to a special mining licence pursuant to Section 36 of the Mining Act, 1998, and BEAL applies for same in a timely manner in its own name or in the name of the Original Owner and makes a good faith effort to obtain such renewal, retention licence, or special mining licence, BEAL shall have no liability to the OWNER if the application is denied. BEAL may at its discretion determine areas covered by the applicable Prospecting Licences that must be relinquished as a condition for obtaining such renewals or conversions. BEAL shall have no further obligations to the OWNER under this clause after a special mining licence has been granted to BEAL, and/or to the Original Owner if necessary, in respect of any Retained Prospecting Licence.

10.4

BEAL may at any time without the need for the consent of the OWNER acquire all of the rights of the Original Owner in any Prospecting Licence, or enter into an amendment of or addendum to the applicable Underlying Agreement that causes the retained interest of the Original Owner to be zero. In such event, the applicable Prospecting Licence shall remain subject to this Agreement unless relinquished pursuant to clauses 9.1, 9.2, or 9.3. BEAL may enter into other amendments of or addendums to the Underlying Agreements with the prior written consent of the OWNER, which shall not be unreasonably withheld. BEAL shall have no obligation to obtain the consent of the OWNER to any amendment of or addendum to an Underlying Agreement after a special mining licence has been granted to BEAL, and/or the Original Owner if necessary, in respect of any retained Prospecting Licence.

The OWNER shall not enter into, or propose to the Original Owners, any amendments or other modifications of any Underlying Agreement prior to the time an assignment of such Underlying Agreement has been made to BEAL, or a partial assignment or partial assignments have been made with respect to the Prospecting Licence or Licences subject to an Underlying Agreement have been made to BEAL, pursuant to clause 5.3.2. The OWNER shall not acquire, and shall not permit any Affiliate of the OWNER to acquire, all or any portion of the interest of the Original Owner or any successor to the Original Owner as to any Prospecting Licence that remains subject to this Agreement.

10.5

The OWNER shall be responsible for all costs of maintaining and complying with the terms of any Prospecting Licence or Underlying Agreement relinquished by BEAL from and after the time BEAL has Transferred or re-assigned same to the OWNER as provided in clause 9.4.

10.6

10.6.1

The OWNER shall reserve the right to apply for and accept the issuance to the OWNER of prospecting licences for diamonds and gemstones under the Mining Act, 1998, covering lands that are included in the Properties. The OWNER shall not conduct any field operations on the Properties in respect of such diamond and gemstone prospecting licences ("Gemstone Licences") unless it has given BEAL not less than 60 days advance written notice. The OWNER shall not conduct such operations if BEAL gives notice back to the OWNER within the 60-day notice period that such operations will interfere with planned or potential operations of BEAL pursuant to the Prospecting Licences on or in the vicinity of the same area. The OWNER shall not conduct such operations without complying with the conditions imposed by BEAL if BEAL gives notice back to the OWNER within the 30-day notice period requiring that the operations proposed by the OWNER be conducted in compliance with conditions set forth by BEAL. The OWNER shall indemnify and hold BEAL harmless in respect of any claims, liabilities, and damages incurred by BEAL, including without limitation costs and expenses, as a result of the OWNER's operations under such Gemstone Licences. The rights reserved by the OWNER to obtain Gemstone Licences as above provided shall not extend to Mfiliates of the OWNER.

10.6.2

If the OWNER discovers any deposits of diamonds or gemstones that have apparent commercial value sufficient to justify a mining operation, the OWNER shall give written notice thereof to BEAL and shall thereafter provide BEAL with access to the area involved for field investigations and to all pertinent information and data held by or available to the OWNER. BEAL may, at its sole discretion, give notice to the OWNER within 90 days after the receipt of such notice that BEAL elects to take over the prospect area involved in order to do further evaluation and if justified to engage in exploitation of the diamonds and gemstones within the prospect area. If BEAL makes such election, the OWNER will promptly Transfer the applicable Gemstone Licence to BEAL and BEAL will be bound to pay a royalty of 1.5% of the gross revenues received by BEAL from the sale of diamonds recovered from the Properties to the OWNER or such Affiliate in respect of any production of diamonds or gemstones by BEAL within the area covered by the transferred Gemstone Licence. If BEAL does not elect to take over the prospect area, any further operations by the OWNER shall be subject to the provisions of clause 10.6.1. The rights of BEAL under this clause to receive notice and to elect to take over a prospect area identified in such notice as above provided shall expire on the twentieth anniversary of the Commencement Date.

10.6.3

BEAL shall not independently apply for diamond and gemstone prospecting licences in respect of areas within the Properties without the prior written consent of the OWNER, which shall not be unreasonably withheld. The OWNER shall be entitled to a royalty of 1.5% of the gross revenues received by BEAL or its successors or assigns in title from the sale of diamonds recovered pursuant to any such diamond and gemstone prospecting licence obtained by BEAL.

11.

BEAL PREFERENTIAL PURCHASE RIGHTS.

11.1

If the OWNER desires to sell all or any portion of the rights of the OWNER under this Agreement to receive the payments provided for in clause 7.1 ("Production Payments") or the Royalty provided for in clause 7.2, the OWNER shall first deliver to BEAL a notice stating the proposed terms of the sale and identifying the proposed buyer. The proposed sale must be bona fide and the consideration to be paid must be cash in Tanzanian Schillings or U.S. or Canadian Dollars or shares or other consideration with a determinable cash value. In the event a change of ownership occurs in connection with a merger, amalgamation, or corporate reorganization, the consideration will be the fair market value of the affected rights of the OWNER. The said delivery shall constitute an offer by the OWNER to sell such rights or portion thereof ("Offered Interest") to BEAL at the price and upon the terms set out in the offer. BEAL shall have 60 days after receipt of the offer within which to give notice to the OWNER of BEAL's acceptance of the offer. If BEAL accepts the offer within the 60-day period, BEAL and the OWNER will promptly complete the purchase and sale of the Offered Interest to BEAL in accordance with the terms of the offer. If BEAL does not accept the OWNER's offer within such 60-day period, the OWNER may sell the Offered Interest to the identified buyer upon terms that are no less favorable to the OWNER than the terms set forth in the offer made to BEAL. The OWNER shall provide BEAL with a copy of the agreement with such buyer or other evidence satisfactory to BEAL verifying the terms thereof. The OWNER and any successors shall cause any buyer to agree to be bound by the provisions of this Agreement including without limitation this clause 11.1. If the OWNER does not close the transaction with such buyer within 60 days after expiration of the 60-day notice period to BEAL referred to above, then the OWNER shall once again be obligated to comply with the provisions of this clause prior to selling the Offered Interest. A transfer by the OWNER of the Reserve Payment Rights or the Royalty or any portion thereof or interest therein in violation of the requirements set forth in this clause shall relieve BEAL from the obligation to pay the Production Payments or the Royalty, as the case may be. Any transfer by the OWNER of any interest in this Agreement prior to exercise of the Option by BEAL shall be subject to the restrictions set forth in clause 21.

12.

ARBITRATION.

12.1

In the event of any dispute, claim, or difference arising between the Parties in respect of the subject matter, the interpretation, or the effect of this Agreement, the Parties shall use their best endeavors to settle successfully such dispute, question, or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to the Parties. If the Parties do not reach a solution within a period of 30 days of notice being delivered from one Party to the other declaring the dispute, claim, or difference, or such longer period as the Parties may agree in writing, then either party may refer the dispute, claim, or difference to arbitration, which shall be dealt with in terms of, and shall be governed by, the Arbitration Ordinance Cap. 15.

12.2

There shall be one arbitrator if the Parties mutually agree on the selection of such arbitrator within 30 days following receipt of the written request from the Party requesting arbitration. If the Parties do not reach agreement on a single arbitrator within such period, there shall be three arbitrators, two of whom shall be designated individually by each Party and the two arbitrators so designated shall appoint the third arbitrator who shall preside over the arbitration tribunal. All arbitrators shall be neutral.

12.3

If a Party fails to appoint an arbitrator within 15 days following the expiration of the 30-day period provided above for selection of a single arbitrator, or if each party has designated an arbitrator and the two arbitrators fail to designate a third arbitrator within another 15 days after they both have been designated, then the procedure for selecting arbitrators laid down in the Arbitration Ordinance Cap. 15 will apply.

12.4

The arbitrators shall be instructed that time is of the essence in proceeding with their determination of any dispute, claim, question or difference, and in any event, the arbitration award must be rendered within 30 days of the completion of selection of the arbitrators.

12.5

The arbitration shall take place in Dar es Salaam at a time and place set by the arbitrators and shall be conducted in the English language.

12.6

The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all matters related thereto.

12.7

Judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

12.8

Pending settlement of any dispute, the Parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute.

13.

CONFIDENTIALITY AND PUBLICITY.

13.1

The terms of this Agreement and information and data relating to operations of BEAL in relation to the Property, to the extent they have not become public knowledge through no fault of the OWNER, are strictly confidential and shall not be disclosed by the OWNER to any third parties without the express written consent of BEAL, provided, however, that the OWNER may reveal this contract on a confidential basis and with notice to BEAL in connection with a prospective sale of the OWNER's right to the Production Payment or the Royalty interest in this Agreement as provided in clause 11.1 or a prospective sale of it interest in this Agreement permitted with the consent of BEAL pursuant to clause 21. In addition, the OWNER shall not issue any public announcements or statements with respect to this Agreement or its terms without the express written consent of BEAL.

14.

FORCE MAJEURE.

14.1

The obligations of BEAL under this Agreement, including non-binding obligations to take or complete actions or to make Expenditures within a specified time period, shall be suspended and the Option Period shall be extended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond the reasonable control of BEAL, including without limitation, labour disputes (howsoever arising and whether or not employee demands are reasonable or within the power of the Party concerned to grant), acts of God, laws, regulations, orders, proclamations, instructions or requests of any government entity, inability to obtain on reasonably acceptable terms any mining licence or other necessary authorisations, curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of any environmental requirements, acts of war or conditions arising out of or attributable to war whether declared or undeclared, riot, civil strike, insurrection or rebellion, fire, explosion, natural disaster or other adverse conditions, or any other cause whether similar or dissimilar to the foregoing.

14.2

BEAL shall promptly give notice to the OWNER of the suspension of performance stating therein the nature of the suspension, the reason therefor and the expected duration thereof. BEAL shall resume performance as soon as reasonably possible.

15.

REPRESENTATIONS AND WARRANTIES.

15.1

The OWNER represents and warrants to BEAL and BEAL represents and warrants to the OWNER as follows:

15.1.1

It is a company duly incorporated and in good standing in the jurisdiction of incorporation and is qualified to do business and is in good standing in the United Republic of Tanzania;

15.1.2

It has the capacity to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorise it to enter into and perform this Agreement have been properly taken;

15.1.3

It will not breach any other agreement or arrangement by entering into or performing this Agreement; and

15.1.4

This Agreement, and all other agreements and instruments to be executed and delivered in connection herewith, when executed and delivered by it shall have been duly executed and delivered on behalf of it and constitute valid and binding obligations of it enforceable against it in accordance with their respective terms.

15.2

In addition to the representations and warranties set forth above, the OWNER represents and warrants to BEAL as follows:

15.2.1

The OWNER owns good title to the Held Prospecting Licences free and clear of any Encumbrances or other burdens or third party interests whatsoever except obligations under the applicable Underlying Agreement, if any, and obligations to the Government;

15.2.2

Each Prospecting Licence is valid and in good standing and all conditions relating to the issue and continued existence thereof have been fulfilled;

15.2.3

No claim, demand, or other liability is pending or, to the knowledge of the OWNER, threatened that would have any material adverse impact on the Prospecting Licences or the Underlying Agreements, or the OWNER's interest therein, or the ability of the OWNER to complete the obligations contemplated herein or of BEAL to conduct operations on the Properties;

15.2.4

The OWNER has disclosed to BEAL all technical information and data related to the Prospecting Licence and the Property, and all material contractual and legal requirements related to the Prospecting Licence and the Property and the OWNER's interest therein;

15.2.5

With respect to each Underlying Agreement, and without limitation of other provisions of this clause 15.2, (i) the OWNER has provided complete copies of such Underlying Agreement together with any addendums, amendments, changes, or modifications or agreed interpretations or clarifications thereof; (ii) the OWNER owns good title to its interest therein free of any Encumbrances or other burdens or third-party interests or defects in title; (iii) the OWNER and the Original Owner are in full compliance with all of their obligations thereunder and there are no acts or omissions or which could be considered or construed as a default thereunder; (iv) all required payments thereunder have been timely made and all required work or expenditures thereunder have been performed or made; (iv) the OWNER has the authority thereunder to perform its obligations under this Agreement in respect thereof; including the right to assignment such Underlying Agreement in whole or in part to BEAL as provided herein without the consent of the Original Owner; (vi) each Underlying Agreement is valid and in good standing and enforceable in accordance with its terms; and (vii) the title of the Original Owner to the Prospecting Licences that are subject thereto is free and clear of any Encumbrances or other burdens or third party interests;

15.2.6

There have been no past unremedied violations by the OWNER or its Affiliates or any of its predecessors in title of any environmental laws or other laws affecting or pertaining to the Properties, nor any past creation of environmental damages, and all reclamation required under law or contract in respect of operations on the Properties prior to the Commencement Date has been completed in compliance with such requirements;

15.2.7

Neither the OWNER nor any of its Affiliates has entered into any presently binding contract, agreement, or commitment with respect to the Properties that would interfere with the rights herein granted to BEA; and

15.2.8

The OWNER is unaware of any material facts or circumstances which have not been disclosed in this Agreement, that should be disclosed to BEAL in order to prevent the representations and warranties in this Agreement from being materially misleading.

12.3

The OWNER shall indemnify and hold BEAL harmless from any damages incurred as a result of a breach by the OWNER of any of the foregoing representations and warranties. BEAL shall indemnify and hold the OWNER harmless from any damages incurred by the OWNER as a result of a breach by BEAL of any of the foregoing representations and warranties.

16.

TAXES.

Each of the OWNER and BEAL shall bear its own income taxes and any other taxes assessed against it with respect to any of the transactions contemplated herein. The OWNER shall pay any stamp, transfer and other similar levies and taxes, including capital gains taxes, if any, with respect to the transfer of any mineral rights to it or its designee pursuant to this Agreement.

17.

DEFAULT.

If a Party ("Defaulting Party") has defaulted in the performance of any of its obligations hereunder, the other Party ("Non-Defaulting Party") may give the Defaulting Party notice of same describing with particularity the nature of the default and the actions necessary for the Defaulting Party to correct such default. The Defaulting Party shall have 60 days after receipt of the notice in which to correct such default or to commence correction if additional time is required to complete the correction, or 30 days in which to make a defaulted payment (other than payments by BEAL to the OWNER pursuant to clauses 6.1, 6.3, or 6.4 as provided below). Upon failure of the Defaulting Party to correct, or to commence correcting, the default within the times provided, the Non-Defaulting Party may assert its legal and equitable remedies in respect thereof. Any failure of BEAL to make the payments prescribed in clause 6.3 or to incur the Expenditures prescribed in clauses 6.1 and 6.4 shall be governed exclusively by clauses 9.2 and 9.3, and the OWNER shall have no right to terminate BEAL's rights under this Agreement in whole or in part for any default by BEAL hereunder except pursuant to clauses 9.2 and 9.3. The OWNER shall have no right to terminate BEAL's interest in any Retained Prospecting Licence after the Option has been exercised pursuant to clause 6.6.

18.

NOTICES.

To be effective, a notice or other communication required or permitted under this Agreement must be in writing. A notice shall be considered effectively given when delivered to the address shown below for a Party. Notices may be sent by facsimile transmission to a telephone number provided by a Party to the other Party, confirmed by an answer back, and shall be deemed given when so delivered. A Party may change its address by notice given as provided above. Until otherwise specified the addresses for notices shall be:

If to Barrick Exploration Africa Limited or an Affiliate (BEAL in either case):

Barrick Exploration Africa Limited

Level 2, International House

Garden Avenue

P. O. Box 1081

Dar es Salaam

United Republic of Tanzania

Telephone:  255-22-2123181

Fax:  255-22-2123180

Attention:  Director

If to OWNER

Tanzam 2000 Limited

8th Floor, PPF House

Samora A venue/Morogoro Road

P.O. Box 33407

Dar es Salaam

United Republic of Tanzania

Telephone:  2123048

Fax: 2122805

19.

BINDING AGREEMENT.

Subject to clause 21, this Agreement shall be binding upon the Parties and their respective successors and assigns.

20.

ENTIRE AGREEMENT.

This Agreement, together with the Exhibits hereto, and the other documents delivered in connection herewith, constitutes the entire agreement between the Parties relating to the subject matter hereof, and supersedes any prior agreements and understandings between the Parties with respect to the subject matter hereof.

21.

ASSIGNMENT.

The OWNER shall not assign or otherwise transfer any of its rights or duties hereunder with respect to any Prospecting Licence prior to exercise of the Option by BEAL pursuant to clause 6.6 without the prior written consent of BEAL. Any assignment or other transfer of the Production Payment or the Royalty by the OWNER with respect to any Retained Prospecting Licence after BEAL has exercised the Option pursuant to clause 6.6 shall be subject to BEAL's preferential purchase right established pursuant to clause 11.1. BEAL may assign its interest in this Agreement in its entirety while the Option Period remains in effect as to any Prospecting Licence and may assign all or any portion of its interest in any Retained Prospecting Licence after the Option has been exercised. BEAL shall give notice of any such assignment or other transfer to the OWNER. BEAL shall be relieved of its obligations hereunder (to the extent of the transferred interest) arising after any such assignment or other transfer is made provided that the assignee assumes all further obligations of BEAL hereunder with respect to the transferred interest.

22.

SEVERABILITY.

If any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect.

23.

AMENDMENTS.

Any amendment of this Agreement shall become effective only if it is in writing and executed by BEAL and the OWNER.

24.

COUNTERPARTS.

This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one original.

25.

FURTHER ASSURANCES.

Each of the Parties hereto agrees that from time to time, at the request of any other Party hereto and without further consideration, it will execute and deliver such other documents and take such other actions as such other Party or its counsel reasonably requests in order to consummate more effectively the transactions contemplated hereby.

26.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

The representations and warranties made or undertaken by each Party under this Agreement shall survive termination of this Agreement.

27.

GOVERNING LAW.

This Agreement shall be governed by the Laws of the United Republic of Tanzania.

28.

TERM.

Unless sooner terminated as provided herein, this Agreement shall terminate upon the expiration of the Option Period without the Option having been exercised pursuant to clause 6.6. This Agreement shall remain in effect indefinitely as to continuing rights and obligations of the Parties as to any Retained Prospecting Licences after the Option is exercised in accordance with the terms hereof. Notwithstanding the foregoing, the term of this Agreement and the period for the vesting of any rights and interests hereunder shall not exceed any maximum period permitted by applicable law.

29.

TERMINATION OF PRIOR AGREEMENTS.

With effect from the date both Parties have executed this Agreement, the valid Memorandum shall be deemed to have terminated and to have been superseded by this Agreement, and the Parties shall be relieved of all their respective rights and obligations thereunder.

IN WITNESS whereof this Agreement has been duly executed and delivered by the respective representatives duly authorized on the date appearing above.

“BEAL” BARRICK EXPLORATION AFRICA LIMITED. By: “Marc Boisvert” Name: Marc Boisvert Title: Vice President	“OWNER” TANZAM 2000 LIMITED By: “Joseph Kulwa Kahama” Name: Joseph Kulwa Kahama Title: President

EXHIBIT A

to Option Agreement between Tanzam 2000 Limited and Barrick Exploration Africa Limited

Description of Prospecting Licences and Underlying Agreements

	PLs	AGREEMENT
Original	New
PL 1253/99	1795/01	Prospecting and Mining Option Agreement dated March 17, 1999 between Martedo Investment Limited and Tanzam 2000.
PL 1401/99 PL 1402/99	Same Same	Prospecting and Mining Option Agreement dated November 25, 1999 between Tamo Geo-Consult Limited and Tanzam 2000.
PL 751/97 PL 752/97	1749/01 1846/01	Prospecting and Mining Option Agreement dated January 22, 1999 between Wazawa Limited and Tanzam 2000.
PL 1192/98	1762/01	Prospecting and Mining Option Agreement dated June 29, 1999 between Mr. Charles S. Shumbi and Tanzam 2000 and Addendum dated March 15,2000.
PL 1222/99	1798/01	Prospecting and Mining Option Agreement dated May 14, 1999 between Afrigold(T) Limited and Tanzam 2000.
PL 1221/99	1797/01	Prospecting and Mining Option Agreement dated January 22, 1999 between Afrigold Limited and Tanzam 2000 and Addendum dated January 10, 2000.
PL 66/92	1853/01	Prospecting and Mining Option Agreement dated June 27, 1999 between Sigo Gems Limited and Tanzam 2000 and Addendum dated February 15, 2000.
PL 936/98	Offer dated April 9, 2001	Prospecting and Mining Option Agreement between Tese Mining Company Limited and Addendum dated March 30, 2000.
1300/99	Same	Tanzam 2000 Limited
1308/99	Same	Tanzam 2000 Limited